

Mail Stop 3561

September 29, 2016

Steven K. Young
Chief Financial Officer
Duke Energy Corporation
550 South Tryon Street
Charlotte, NC 28202-1803

> **Re:** **Duke Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 4, 2016**
> **Form 8-K filed August 4, 2016**
> **File No. 001-32853**

Dear Mr. Young:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Combined Notes To Consolidated Financial Statements

4. REGULATORY MATTERS, page 133

1. Please disclose the remaining recovery period(s) for your accrued pension and OPEB regulatory asset which is not earning a return. Refer to ASC 980-340-50-1.

Form 10-Q for the Quarterly Period Ended June 30, 2016

ITEM 1. FINANCIAL STATEMENTS

Combined Notes to Condensed Consolidated Financial Statements

2. ACQUISITIONS AND DISPOSITIONS, page 38

2. The transcript from your second quarter 2016 earnings call indicates that you evaluated the carrying value of the asset groups within International Energy due to the continued advancement of your process to exit the Latin American generation business and the increased probability of sale. We note that you recorded a $194 million impairment charge during the second quarter related to "certain assets in Central America." Please identify the impaired assets for us and tell us whether or not you tested them for impairment during the first quarter of 2016. If you did not test these assets for impairment during the first quarter, explain to us your basis for concluding that an impairment test was not necessary. If you did test these assets for impairment during the first quarter, describe for us in reasonable detail all material assumptions used in and the results of your test. See ASC 360-10-35-21(f). As part of your response, explain to us how you reached the conclusion that these assets should not be classified as held-for-sale as of March 31, 2016 or June 30, 2016 pursuant to the guidance in ASC 360-10-45-9.

7. GOODWILL AND INTANGIBLE ASSETS, page 57

3. Tell us if you performed an interim goodwill impairment test of your International Energy reporting unit(s) at the end of the first and/or second quarters of fiscal 2016 as a result of your February 2016 announcement to divest the International Energy business. Refer to ASC 350-20-35-30 and 350-20-35-3C(f). For any interim impairment test performed, tell us the results of the test and the percentage by which fair value exceeded carrying value for each applicable reporting unit. If no interim impairment test was performed, please tell us how you concluded that there were no triggering events necessitating an impairment test.

Form 8-K filed August 4, 2016

Business Unit Results, page 2

4. We note your discussion of the non-GAAP measure adjusted segment income beginning on page 2 of your earnings release. Please consider the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 when preparing future filings to ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products